Mosaic Equity Trust
Exhibit 77.Q.1 to NSAR dated December 31, 1997

Amendment to Services Agreement dated July 31, 1996 between Bankers Finance Advisors, LLC and Mosaic (formerly GIT) Equity Trust

Effective January 16, 1998, Section 4 of the Agreement shall be and hereby is amended to read as follows:

"4. Compensation to BFA. BFA shall have no responsibility hereunder to bear at its own expense any costs or expenses of the Trust. The Trust shall pay to BFA a fee per annum for all services provided to the Trust hereunder (including, by way of example and not limitation, transfer agency and shareholder service, portfolio and shareholder accounting, registration fees, audit and legal expenses). The Worldwide Growth Fund series shall also pay directly its custody fees foreign custody in addition to the fee provided herein. Such fee shall be calculated daily, based on the ending daily net assets of the applicable series of the Trust. Such fee shall be payable monthly as of the last day of the month and shall be the sum of the daily fees calculated as one-three hundred sixty-fifth (1/365), except in leap years one-hundred sixty-sixth (1/366), of the annual fee. Such fee is set forth below determined according to the level of net assets of the applicable series of the Trust. This fee may not be raised without approval by the Trust. BFA may lower this fee at any time, which lower fee must be ratified by the Trust. Once lowered, BFA may not raise the fee without approval by the Trust. Nothing herein prevents BFA from waiving any or all of this fee at any time.


Series                                         Fee in Basis Points

Mid-Cap (formerly Special) Growth Fund                 50
Investors (formerly Select Growth) Fund                40
Balanced (formerly Equity Income) Fund                 45
Foresight (formerly Worldwide Growth) Fund             50"